[LETTERHEAD OF JEFFERSON BANCSHARES, INC.]

July 21, 2009

VIA EDGAR

Mr. Hugh West

Accounting Branch Chief

Division of Enforcement

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jefferson Bancshares, Inc.

Item 4.02 Form 8-K

Filed July 13, 2009

File No. 000-50347

Dear Mr. West:

On behalf of Jefferson Bancshares, Inc. (the “Company”), enclosed please find the Company’s responses to the comment letter, dated July 14, 2009, of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Current Report on Form 8-K (the “Form 8-K”) filed by the Company with the Commission on July 13, 2009. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.

Comment No. 1

Please amend your filing to disclose the impact of the restatement on the consolidated balance sheet, statement of income, statement of cash flows and statement of changes in stockholders’ equity.

Response to Comment No. 1:

As disclosed in the Form 8-K, the financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Form 10-Q”) contained errors made in connection with the Company’s acquisition of State of Franklin Bancshares, Inc. (“State of Franklin Bancshares”) in October 2008. Specifically, as a result of errors made in connection with the consolidation of the Company’s and State of Franklin’s bond portfolios, the Company’s consolidated statements of earnings included in the Form 10-Q understated the Company’s interest on investment securities by $176,000, and, as a result,

Mr. Hugh West

U.S. Securities and Exchange Commission

July 21, 2009

understated total income taxes by $67,000 and the Company’s net income for the quarter ended March 31, 2009 by $109,000. The errors relating to the consolidation of the bond portfolios did not have a material impact on the Company’s consolidated statements of condition, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flow included in the Form 10-Q. Due to the immaterial nature of the foregoing and pursuant to our discussions with the Staff regarding this comment, the Form 8-K will not be amended to provide the requested disclosure.

Comment No. 2

Please amend your filing to tell us when you will file the restated financial statements.

Response to Comment No. 2:

The Company intends to file a Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2009 (the “Form 10-Q/A”), which will include the restated financial statements, on or about July 21, 2009. Accordingly, pursuant to our discussions with the Staff regarding this comment, the Form 8-K will not be amended to provide the requested disclosure.

Comment No. 3

When you amend your periodic report to file your restated financial statements, describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the Company’s disclosure controls and procedures. See Item 307 of Regulation S-K. If the officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for the officers’ conclusions.

Response to Comment No. 3:

As noted above, the Company plans to file its Form 10-Q/A for the quarter ended March 31, 2009 on or about July 21, 2009. In response to the Staff’s comment, the Company intends to provide the following disclosure in Item 1, Financial Statements:

(2)	Restatement of Previously Reported Results of Operations

Subsequent to the filing of the Company’s Form 10-Q, the Company determined that an accounting error caused by an outside third party vendor that provides services related to the Company’s bond portfolio caused the Company to understate net income for the quarter ended March 31, 2009 by $109,000. As a result, the Company has restated its financial statements for the quarter ended March 31, 2009.

Due to the complex nature of bond portfolio accounting, the Company uses a reputable, widely-used third party bond accounting provider (the “Provider”) to perform accounting

Mr. Hugh West

U.S. Securities and Exchange Commission

July 21, 2009

functions related to its bond portfolios. As a result of its acquisition of State of Franklin on October 31, 2008, the Company acquired certain illiquid securities that were part of State of Franklin’s bond portfolio. Upon its acquisition of State of Franklin, the Company hired a third party investment firm that specializes in the valuation of illiquid securities to assist with the process of determining the fair market value of these securities at the time of the acquisition. In January 2009, once the investment firm had finalized all of the mark-to-market adjustments with respect to the illiquid securities, the Provider provided the Company with new accounting entries and reports to account for interest income and related accretion and amortization for the acquired State of Franklin bond portfolio as of October 31, 2008. However, the Provider used incorrect interest accruals for the illiquid securities, resulting in the understatement, by $176,000, of accrued interest relating to those securities.

Based on a reconciliation of general ledger entries to reports received from the Provider and the bonds’ safekeeping agent, the Company’s accounting staff communicated to the Provider its belief that the Company’s and State of Franklin’s bond portfolios had been incorrectly consolidated. However, the Provider responded that its accounting for the bond portfolio was accurate and furnished financial information to the Company that supported this conclusion. The Provider’s error was further masked by the complex interest fluctuations in the illiquid securities (due to the accrual method of accounting on those securities), and the Provider’s practice of using an accounting cutoff date prior to month-end. Believing the Provider’s records were accurate, the Company filed its Form 10-Q for the quarter ended March 31, 2009. However, following this filing, the Company’s accounting staff, after soliciting additional historical information from the safekeeping agent regarding the illiquid securities, was able to uncover the Provider’s error. To avoid further errors of this nature, the Company has requested that the Provider process the accounting reports as of the last day of the month after all payment factors have been updated and the Provider and the Company have taken measures to assure the proper recognition of interest income relating to the Company’s bond portfolio.

The financial statements for quarter ended March 31, 2009 have been restated to reflect the correct interest accrual on the acquired bond portfolio. The errors relating to the consolidation of the bond portfolios did not have a material impact on the Company’s consolidated statements of condition, consolidated statements of changes in stockholders’ equity and consolidated statements of cash flow. The table below summarizes the impact of the errors on the Company’s consolidated statements of earnings:

Mr. Hugh West

U.S. Securities and Exchange Commission

July 21, 2009

	Three Months Ended March 31, 2009	Nine Months Ended March 31, 2009
Net income	$515	$1,838

Impact of restated items, net:
Interest on investment securities	176	176
Total income taxes	67	67

Total increase in net income	109	109

Total restated net income	$624	$1,947

Earnings per share
As reported	$0.09	$0.31
As restated	$0.10	$0.32

Diluted earnings per share
As reported	$0.09	$0.31
As restated	$0.10	$0.32

Interest income on securities
As reported	$708	$1,302
As restated	$884	$1,478

Total income tax
As reported	$354	$848
As restated	$421	$915

Additionally, the Company intends to provide the following disclosure in Item 4, Controls and Procedures:

Item 4. Controls and Procedures

The Company’s management, including the Company’s principal executive officer and principal financial officer, have evaluated the effectiveness of the Company’s “disclosure controls and procedures,” as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the “SEC”) (1) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. In addition, based on that

Mr. Hugh West

U.S. Securities and Exchange Commission

July 21, 2009

evaluation, no change in the Company’s internal control over financial reporting occurred during the quarter ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Consideration of Restated Financial Statements for the Quarter Ended March 31, 2009

As disclosed in Note 2 to our Restated Consolidated Financial Statements, we have restated our previously issued financial statements for the quarter ended March 31, 2009 to correct an accounting error caused by an outside third party vendor in connection with the administration of the Company’s bond portfolio. The Company’s principal executive officer and principal financial officer have assessed the effect of the restatement on their prior conclusions regarding the effectiveness of the Company’s disclosure controls and procedures as of the period covered by this report. Because of the circumstances detailed in Note 2 to the Restated Consolidated Financial Statements, the Company’s principal executive officer and principal financial officer have concluded that the control deficiency that led to the error did not affect the design or operation of the Company’s disclosure controls and procedures in achieving the desired control objectives as of March 31, 2009. Specifically, management concluded that the control deficiency that led to the error was the result of: (i) the Company’s reasonable reliance on the bond portfolio accounting provided by a reputable, widely-used third party bond accounting provider (the “Provider”); (ii) that the source of the error related to the Provider’s mistake in accruing interest with respect to a bond portfolio acquired in connection with the Company’s acquisition of State of Franklin; (iii) that the errors made in the bond portfolio accounting were unique as they occurred both (x) as a result of the difficult valuations and interest fluctuations due to the impact of the accrual method used on certain (illiquid) discounted mortgage-backed securities and collateralized debt obligations and (y) in the context of a business combination (which requires that acquired securities be marked-to-market at the time of the acquisition); (iv) that the Company relied on the Provider’s accounting records for the acquired bond portfolio only after diligently reviewing such records; and (v) that, despite the complex nature of securities to which the error related and the level of examination required to uncover the Provider’s mistake, the Company’s accounting staff ultimately uncovered and resolved the deficiency. Accordingly, the Company believes that its internal controls over financial reporting were effective as of March 31, 2009. Management has reviewed this determination with the Company’s independent public accounting firm.

*            *            *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Hugh West

U.S. Securities and Exchange Commission

July 21, 2009

If you have any questions or further comments regarding this correspondence, please call Aaron M. Kaslow or Edward G. Olifer, the Company’s legal counsel at Kilpatrick Stockton LLP, at 202.508.5800.

Sincerely,

JEFFERSON BANCSHARES, INC.

/s/ Anderson L. Smith

Anderson L. Smith

President and Chief Executive Officer

cc:	Jane P. Hutton, Jefferson Bancshares, Inc.

James W. Craine, Craine, Thompson & Jones, P.C.

Aaron M. Kaslow, Esq.

Edward G. Olifer, Esq.